EXHIBIT 12.1

Computation of Earnings to Fixed Charges

The following table presents the ratio of our earnings to our fixed charges for the five years ended December 31, 2012.

	For Years Ended December 31,
Computation of Earnings to Fixed Charges	2012	2011	2010	2009(1)	2008(1)
(in thousands, except ratios)
Earnings:
Income (loss) before assessments	$78,664	$93,380	$27,901	$(161,609)	$(199,364)
Fixed charges	194,248	270,084	398,091	663,954	2,068,518
Earnings available for fixed charges	$272,912	$363,464	$425,992	$502,345	$1,869,154
Fixed Charges:
Interest expense on consolidated obligations	$193,203	$269,042	$396,988	$662,129	$2,042,726
Interest expense on deposits and borrowings	140	100	268	922	25,074
Interest portion of rental expense (2)	905	942	835	903	718
Fixed charges	$194,248	$270,084	$398,091	$663,954	$2,068,518
Ratio of earnings to fixed charges	1.40	1.35	1.07	—	—

(1)	Earnings were inadequate to cover fixed charges by approximately $161.6 million and $199.4 million for the years ended December 31, 2009 and 2008.
(2)
The interest portion of rental expense does not include $648,000, $837,000, $442,000, $301,000, and $193,000 in recoveries in 2012, 2011, 2010, 2009, and 2008 of our lease abandonment costs due to adjustments in projected future rental rates.